May 28, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director, Division of Corporation Finance

Re:	Safeguard Scientifics, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 7, 2008 File No. 001-05620
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Peter J. Boni, dated May 22, 2008, with respect to the above-referenced filing.
For your convenience, we have set forth your comment in italicized typeface and included our response below the comment.
Corporate Governance and Board Matters, page 8
“Approval of An Amendment to Our Second Amended and Restated...”, page 16
1.	We note your disclosure on Form 8-K filed on May 7, 2008, that the company’s board of directors authorized a share repurchase program. Please revise the disclosure in your proxy statement to discuss the anticipated combined effect of the proposed reverse stock split with the share repurchase program announced in your press release.
We would propose to add the following paragraph to our disclosure in the proxy to address your comment. Such language would be added in the section of the proxy discussing the potential effects of the reverse stock split:
Safeguard Scientifics, Inc. | 435 Devon Park Drive, Building 800 | Wayne, PA 19087 | T 610 293 0600 F 610 293 0601 | www.safeguard.com

“Our Board recently approved a stock repurchase program. Pursuant to that program, which was publicly announced on May 7, 2008, we may repurchase up to $10 million of our common stock in the open market or in privately negotiated transactions. The repurchase program was adopted by our Board independently of the decision to submit the instant reverse stock split proposal to our shareholders. We cannot predict with any certainty the effect of any actual stock repurchases which we may undertake nor can we predict any combined effect of any such stock repurchases and any reverse stock split which may be effected if the instant proposal is approved. Based on data which our Board reviewed leading up to the approval of the stock repurchase program, it appears that sometimes such a program results in a higher stock price per share, but sometimes it does not. Any effect of the repurchase program on our stock price will be taken into consideration by our Board in effecting any reverse stock split. Any repurchases made by Safeguard will reduce the number of outstanding shares of our common stock.”
* * * * *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at 610-975-4984 with any questions or comments with regard to these responses. If the above additional disclosure adequately addresses your request, we would propose to file final proxy materials as soon as practicable in accordance with our mailing deadlines.
Sincerely,
/s/ Brian J. Sisko
Brian J. Sisko
Senior Vice President and General Counsel

cc:	Deirdre Blackburn, Corporate Secretary
Safeguard Scientifics, Inc. | 435 Devon Park Drive, Building 800 | Wayne, PA 19087 | T 610 293 0600 F 610 293 0601 | www.safeguard.com